UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF APRIL 2018

METHANEX CORPORATION
(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

NEWS RELEASE	Methanex Corporation 1800 - 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 www.methanex.com
For immediate release

April 25, 2018

METHANEX REPORTS RECORD FIRST QUARTER 2018 RESULTS

VANCOUVER, BRITISH COLUMBIA - For the first quarter of 2018, Methanex (TSX:MX) (NASDAQ:MEOH) reported net income attributable to Methanex shareholders of $169 million ($2.00 per common share on a diluted basis) compared to net income of $68 million ($0.81 per common share on a diluted basis) in the fourth quarter of 2017. Adjusted EBITDA for the first quarter of 2018 was $306 million and Adjusted net income was $171 million ($2.03 per common share). This compares with Adjusted EBITDA of $254 million and Adjusted net income of $143 million ($1.70 per common share) for the fourth quarter of 2017.

John Floren, President and CEO of Methanex commented, "We continue to be extremely pleased with our operational and financial performance and we achieved record Adjusted EBITDA of $306 million for the quarter. Methanol prices were higher in the first quarter as our average realized methanol price increased to $402 per tonne compared to $350 per tonne in the fourth quarter of 2017 and we recorded another quarter of strong production exceeding 1.9 million equity tonnes."

"We are committed to returning excess cash to shareholders and during the quarter we returned $66 million to shareholders through our regular dividend and share repurchases. On March 13, 2018, we commenced a normal course issuer bid to purchase up to 6,590,095 common shares. To March 31, 2018, we have repurchased 650,000 common shares for $38 million."

"The restart of our Chile IV plant is going well and we expect to complete the project in Q3 2018. We have low capital and financing requirements in the near term, and have the ability to generate significant free cash flow at a wide range of methanol prices. With $371 million of cash on hand at the end of the first quarter, a committed revolving credit facility, robust balance sheet and strong cash generation capability, we believe we are well positioned to meet our financial commitments, pursue our growth opportunities and deliver on our commitment to return excess cash to shareholders through dividends and share repurchases," Floren said.
FURTHER INFORMATION
The information set forth in this news release summarizes Methanex's key financial and operational data for the first quarter of 2018. It is not a complete source of information for readers and is not in any way a substitute for reading the first quarter 2018 Management’s Discussion and Analysis ("MD&A") dated April 25, 2018 and the unaudited condensed consolidated interim financial statements for the period ended March 31, 2018, both of which are available from the Investor Relations section of our website at www.methanex.com. The MD&A and the unaudited condensed consolidated interim financial statements for the period ended March 31, 2018 are also available on the Canadian Securities Administrators' SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.

METHANEX CORPORATION 2018 FIRST QUARTER NEWS RELEASE    PAGE 1

FINANCIAL AND OPERATIONAL DATA

	Three Months Ended
($ millions except per share amounts and where noted)	Mar 31 2018	Dec 31 2017	Mar 31 2017
Production (thousands of tonnes) (attributable to Methanex shareholders)	1,943	1,942	1,866
Sales volume (thousands of tonnes)
Methanex-produced methanol	1,884	1,930	1,756
Purchased methanol	613	633	512
Commission sales	321	289	304
Total sales volume [1]	2,818	2,852	2,572

Methanex average non-discounted posted price ($ per tonne) [2]	475	403	437
Average realized price ($ per tonne) [3]	402	350	365

Revenue	962	861	810
Adjusted revenue	987	904	832
Adjusted EBITDA	306	254	267
Cash flows from operating activities	244	206	214
Adjusted net income	171	143	140
Net income (attributable to Methanex shareholders)	169	68	132

Adjusted net income per common share	2.03	1.70	1.56
Basic net income per common share	2.02	0.81	1.47
Diluted net income per common share	2.00	0.81	1.46

Common share information (millions of shares)
Weighted average number of common shares	84	84	90
Diluted weighted average number of common shares	84	84	90
Number of common shares outstanding, end of period	83	84	89

[1]
Methanex-produced methanol represents our equity share of volume produced at our facilities and excludes volume marketed on a commission basis related to the 36.9% of the Atlas facility and 50% of the Egypt facility that we do not own. Methanex-produced methanol includes any volume produced by Chile using natural gas supplied from Argentina under a tolling arrangement ("Tolling Volume"). There was 40,000 MT of Tolling Volume produced in the first quarter of 2018 and no Tolling Volume in the other periods presented.

[2]
Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

[3]
Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue, but including an amount representing our share of Atlas revenue, divided by the total sales volume of Methanex-produced and purchased methanol, but excluding Tolling Volume.

METHANEX CORPORATION 2018 FIRST QUARTER NEWS RELEASE    PAGE 2

A reconciliation from net income attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted net income per common share is as follows:

	Three Months Ended
($ millions except number of shares and per share amounts)	Mar 31 2018	Dec 31 2017	Mar 31 2017
Net income (attributable to Methanex shareholders)	$169	$68	$132
U.S. tax reform charge	—	37	—
Mark-to-market impact of share-based compensation, net of tax	2	38	8
Adjusted net income	$171	$143	$140
Diluted weighted average shares outstanding (millions)	84	84	90
Adjusted net income per common share	$2.03	$1.70	$1.56

▪
We recorded net income attributable to Methanex shareholders of $169 million during the first quarter of 2018 compared to net income of $68 million in the fourth quarter of 2017. The increase in earnings is primarily due to an increase in our average realized methanol price during the first quarter, a $37 million non-cash charge as a result of tax reform in the United States recorded in the fourth quarter of 2017 and the change in the mark-to-market impact of share-based compensation due to the increase in the Methanex share price.

▪
We achieved record Adjusted EBITDA of $306 million for the first quarter of 2018 compared with $254 million for the fourth quarter of 2017. Adjusted net income was $171 million for the first quarter of 2018 compared to Adjusted net income of $143 million for the fourth quarter of 2017. The increase in Adjusted EBITDA and Adjusted net income is primarily due to an increase in our average realized methanol price to $402 per tonne for the first quarter of 2018 from $350 per tonne for the fourth quarter of 2017.

▪	Production for the first quarter of 2018 was 1,943,000 tonnes compared with 1,942,000 tonnes for the fourth quarter of 2017.

▪
Total sales volume for the first quarter of 2018 was 2,818,000 tonnes compared with 2,852,000 tonnes for the fourth quarter of 2017. Sales of Methanex-produced methanol were 1,884,000 tonnes in the first quarter of 2018 compared with 1,930,000 tonnes in the fourth quarter of 2017.

▪
Cash flows from operating activities in the first quarter of 2018 increased to $244 million compared with $206 million for the fourth quarter of 2017, an increase of $38 million. The increase is primarily the result of the impact of higher realized methanol prices.

▪	On March 13, 2018, we commenced a normal course issuer bid to purchase up to 6,590,095 common shares. To March 31, 2018, we have repurchased 650,000 common shares for $38 million.

▪	During the first quarter of 2018 we paid a $0.33 per common share dividend to shareholders for a total of $28 million.

▪
During the quarter, we made good progress on developing a potential Geismar 3 production facility including securing land adjacent to our existing Geismar 1 and 2 production facilities. The acquisition of the site provides the necessary space for a potential Geismar 3 production facility. We believe that the potential Geismar 3 project would be advantaged relative to other projects being contemplated or under construction in the US Gulf.

METHANEX CORPORATION 2018 FIRST QUARTER NEWS RELEASE    PAGE 3

PRODUCTION HIGHLIGHTS

	Q1 2018		Q4 2017	Q1 2017
(thousands of tonnes)	Operating Capacity [1]	Production	Production	Production
New Zealand [2]	608	487	558	533
Geismar (USA)	500	513	506	493
Trinidad (Methanex interest) [3]	500	459	466	396
Egypt (50% interest)	158	165	145	159
Medicine Hat (Canada)	150	153	158	118
Chile [4]	220	166	109	167
	2,136	1,943	1,942	1,866

[1]
Operating capacity includes only those facilities which are currently capable of operating, but excludes any portion of an asset that is underutilized due to a lack of natural gas feedstock over a prolonged period of time. Our current annual operating capacity is 8.5 million tonnes, including 0.9 million tonnes related to our Chile operations. The operating capacity of our production facilities may be higher than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities. Actual production for a facility in any given year may be higher or lower than operating capacity due to a number of factors, including natural gas composition or the age of the facility's catalyst.

[2]	The operating capacity of New Zealand is made up of the two Motunui facilities and the Waitara Valley facility.

[3]	The operating capacity of Trinidad is made up of the Titan (100% interest) and Atlas (63.1% interest) facilities.

[4]	The production capacity of our Chile I and IV facilities is 1.7 million tonnes annually assuming access to natural gas feedstock.
Key production and operational highlights during the first quarter include:

▪
New Zealand produced 487,000 tonnes compared with 558,000 tonnes in the fourth quarter of 2017. Production in the first quarter of 2018 is lower than the fourth quarter of 2017 by 71,000 tonnes primarily as a result of gas supply constraints due to regularly scheduled gas field maintenance and a damaged natural gas pipeline impacting gas deliveries from offshore sources. Natural gas supply to our site is expected to continue to be restricted while repairs are completed. We are also currently undertaking turnaround and maintenance activities at our Motunui site. As a result, we expect our New Zealand facility to produce approximately 300,000 tonnes of methanol during the second quarter of 2018.

▪	Geismar production rates continue to be strong, with production of 513,000 tonnes.

▪	Trinidad produced 459,000 tonnes (Methanex interest) compared with 466,000 tonnes in the fourth quarter of 2017. We continue to experience gas curtailments in Trinidad.

▪	Egypt produced 165,000 tonnes (Methanex share) with the plant running at high rates following the turnaround performed in the third quarter of 2017.

▪	Medicine Hat continued to run at full capacity with production of 153,000 tonnes.

▪	Chile produced 166,000 tonnes, including 40,000 tonnes produced through a tolling arrangement with natural gas from Argentina.

METHANEX CORPORATION 2018 FIRST QUARTER NEWS RELEASE    PAGE 4

CONFERENCE CALL
A conference call is scheduled for April 26, 2018 at 12:00 noon ET (9:00 am PT) to review these first quarter results. To access the call, dial the conferencing operator ten minutes prior to the start of the call at (416) 340-2216, or toll free at (800) 273-9672. A simultaneous audio-only webcast of the conference call can be accessed from our website at www.methanex.com and will also be available following the call. A playback version of the conference call will be available until May 10, 2018 at (905) 694-9451, or toll free at (800) 408-3053. The passcode for the playback version is 7485804#.
ABOUT METHANEX
Methanex is a Vancouver-based, publicly traded company and is the world’s largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol "MX" and on the NASDAQ Global Market in the United States under the trading symbol "MEOH".
FORWARD-LOOKING INFORMATION WARNING
This first quarter 2018 press release contains forward-looking statements with respect to us and the chemical industry. By its nature, forward-looking information is subject to numerous risks and uncertainties, some of which are beyond the Company's control. Readers are cautioned that undue reliance should not be placed on forward-looking information as actual results may vary materially from the forward-looking information. Methanex does not undertake to update, correct or revise any forward-looking information as a result of any new information, future events or otherwise, except as may be required by applicable law. Refer to Forward-Looking Information Warning in the first quarter 2018 Management's Discussion and Analysis for more information which is available from the Investor Relations section of our website at www.methanex.com, the Canadian Securities Administrators' SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.
NON-GAAP MEASURES
The Company has used the terms Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, Adjusted revenue and operating income throughout this document. These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP. These measures represent the amounts that are attributable to Methanex Corporation shareholders and are calculated by excluding the mark-to-market impact of share-based compensation as a result of changes in our share price and the impact of certain items associated with specific identified events. Refer to Additional Information - Supplemental Non-GAAP measures on page 13 of the Company's MD&A for the period ended March 31, 2018 for reconciliations to the most comparable GAAP measures. Unless otherwise indicated, the financial information presented in this release is prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

-end-

For further information, contact:

Kim Campbell
Manager, Investor Relations
Methanex Corporation
604-661-2600

METHANEX CORPORATION 2018 FIRST QUARTER NEWS RELEASE    PAGE 5

1
Share Information
Methanex Corporation’s common shares are listed for trading on the Toronto Stock Exchange under the symbol MX and on the Nasdaq Global Market under the symbol MEOH.

Transfer Agents & Registrars
AST Trust Company (Canada)
320 Bay Street
Toronto, Ontario Canada M5H 4A6
Toll free in North America: 1-800-387-0825

Investor Information
All financial reports, news releases and corporate information can be accessed on our website at www.methanex.com.

Contact Information
Methanex Investor Relations
1800 - 200 Burrard Street
Vancouver, BC Canada V6C 3M1
E-mail: invest@methanex.com
Methanex Toll-Free: 1-800-661-8851

Management's Discussion and Analysis for the Three Months Ended March 31, 2018
At April 24, 2018 the Company had 82,288,379 common shares issued and outstanding and stock options exercisable for 1,532,929 additional common shares.
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS ("MD&A")
Except where otherwise noted, all currency amounts are stated in United States dollars.
FINANCIAL AND OPERATIONAL HIGHLIGHTS

▪	A reconciliation from net income attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted net income per common share is as follows:

	Three Months Ended
($ millions except number of shares and per share amounts)	Mar 31 2018	Dec 31 2017	Mar 31 2017
Net income (attributable to Methanex shareholders)	$169	$68	$132
U.S. tax reform charge	—	37	—
Mark-to-market impact of share-based compensation, net of tax	2	38	8
Adjusted net income	$171	$143	$140
Diluted weighted average shares outstanding (millions)	84	84	90
Adjusted net income per common share	$2.03	$1.70	$1.56

[1]
The Company has used the terms Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, Adjusted revenue and operating income throughout this document. These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information - Supplemental Non-GAAP Measures on page 13 of the MD&A for reconciliations to the most comparable GAAP measures.

▪
We recorded net income attributable to Methanex shareholders of $169 million during the first quarter of 2018 compared to net income of $68 million in the fourth quarter of 2017. The increase in earnings is primarily due to an increase in our average realized methanol price during the first quarter, a $37 million non-cash charge as a result of tax reform in the United States recorded in the fourth quarter of 2017 and the change in the mark-to-market impact of share-based compensation due to the increase in the Methanex share price.

▪
We achieved record Adjusted EBITDA of $306 million for the first quarter of 2018 compared with $254 million for the fourth quarter of 2017. Adjusted net income was $171 million for the first quarter of 2018 compared to Adjusted net income of $143 million for the fourth quarter of 2017. The increase in Adjusted EBITDA and Adjusted net income is primarily due to an increase in our average realized methanol price to $402 per tonne for the first quarter of 2018 from $350 per tonne for the fourth quarter of 2017.

▪	Production for the first quarter of 2018 was 1,943,000 tonnes compared with 1,942,000 tonnes for the fourth quarter of 2017. Refer to the Production Summary section on page 4 of the MD&A.

▪
Total sales volume for the first quarter of 2018 was 2,818,000 tonnes compared with 2,852,000 tonnes for the fourth quarter of 2017. Sales of Methanex-produced methanol were 1,884,000 tonnes in the first quarter of 2018 compared with 1,930,000 tonnes in the fourth quarter of 2017.

METHANEX CORPORATION 2018 FIRST QUARTER    PAGE 1
MANAGEMENT’S DISCUSSION AND ANALYSIS

▪
Cash flows from operating activities in the first quarter of 2018 increased to $244 million compared with $206 million for the fourth quarter of 2017, an increase of $38 million. The increase is primarily the result of the impact of higher realized methanol prices.

▪	On March 13, 2018, we commenced a normal course issuer bid to purchase up to 6,590,095 common shares. To March 31, 2018, we have repurchased 650,000 common shares for $38 million.

▪	During the first quarter of 2018 we paid a $0.33 per common share dividend to shareholders for a total of $28 million.

▪
During the quarter, we made good progress on developing a potential Geismar 3 production facility including securing land adjacent to our existing Geismar 1 and 2 production facilities. The acquisition of the site provides the necessary space for a potential Geismar 3 production facility. We believe that the potential Geismar 3 project would be advantaged relative to other projects being contemplated or under construction in the US Gulf. Refer to Capital Projects and Growth Opportunities within the Liquidity and Capital Resources section on pages 12-13 of the MD&A.

This First Quarter 2018 Management’s Discussion and Analysis dated April 25, 2018 for Methanex Corporation ("the Company") should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the period ended March 31, 2018 as well as the 2017 Annual Consolidated Financial Statements and MD&A included in the Methanex 2017 Annual Report. Unless otherwise indicated, the financial information presented in this interim report is prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The Methanex 2017 Annual Report and additional information relating to Methanex is available on our website at www.methanex.com, the Canadian Securities Administrators' SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.

METHANEX CORPORATION 2018 FIRST QUARTER    PAGE 2
MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL AND OPERATIONAL DATA

	Three Months Ended
($ millions except per share amounts and where noted)	Mar 31 2018	Dec 31 2017	Mar 31 2017
Production (thousands of tonnes) (attributable to Methanex shareholders)	1,943	1,942	1,866
Sales volume (thousands of tonnes)
Methanex-produced methanol	1,884	1,930	1,756
Purchased methanol	613	633	512
Commission sales	321	289	304
Total sales volume [1]	2,818	2,852	2,572

Methanex average non-discounted posted price ($ per tonne) [2]	475	403	437
Average realized price ($ per tonne) [3]	402	350	365

Revenue	962	861	810
Adjusted revenue	987	904	832
Adjusted EBITDA	306	254	267
Cash flows from operating activities	244	206	214
Adjusted net income	171	143	140
Net income (attributable to Methanex shareholders)	169	68	132

Adjusted net income per common share	2.03	1.70	1.56
Basic net income per common share	2.02	0.81	1.47
Diluted net income per common share	2.00	0.81	1.46

Common share information (millions of shares)
Weighted average number of common shares	84	84	90
Diluted weighted average number of common shares	84	84	90
Number of common shares outstanding, end of period	83	84	89

[1]
Methanex-produced methanol represents our equity share of volume produced at our facilities and excludes volume marketed on a commission basis related to the 36.9% of the Atlas facility and 50% of the Egypt facility that we do not own. Methanex-produced methanol includes any volume produced by Chile using natural gas supplied from Argentina under a tolling arrangement ("Tolling Volume"). There was 40,000 MT of Tolling Volume produced in the first quarter of 2018 and no Tolling Volume in the other periods presented.

[2]
Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

[3]
Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue, but including an amount representing our share of Atlas revenue, divided by the total sales volume of Methanex-produced and purchased methanol, but excluding Tolling Volume.

METHANEX CORPORATION 2018 FIRST QUARTER    PAGE 3
MANAGEMENT’S DISCUSSION AND ANALYSIS

PRODUCTION SUMMARY

	Q1 2018		Q4 2017	Q1 2017
(thousands of tonnes)	Operating Capacity [1]	Production	Production	Production
New Zealand [2]	608	487	558	533
Geismar (USA)	500	513	506	493
Trinidad (Methanex interest) [3]	500	459	466	396
Egypt (50% interest)	158	165	145	159
Medicine Hat (Canada)	150	153	158	118
Chile [4]	220	166	109	167
	2,136	1,943	1,942	1,866

[1]
Operating capacity includes only those facilities which are currently capable of operating, but excludes any portion of an asset that is underutilized due to a lack of natural gas feedstock over a prolonged period of time. Our current annual operating capacity is 8.5 million tonnes, including 0.9 million tonnes related to our Chile operations. The operating capacity of our production facilities may be higher than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities. Actual production for a facility in any given year may be higher or lower than operating capacity due to a number of factors, including natural gas composition or the age of the facility's catalyst.

[2]	The operating capacity of New Zealand is made up of the two Motunui facilities and the Waitara Valley facility (refer to the New Zealand section below).

[3]	The operating capacity of Trinidad is made up of the Titan (100% interest) and Atlas (63.1% interest) facilities (refer to the Trinidad section below).

[4]	The production capacity of our Chile I and IV facilities is 1.7 million tonnes annually assuming access to natural gas feedstock.
New Zealand
The New Zealand facilities produced 487,000 tonnes of methanol in the first quarter of 2018 compared with 558,000 tonnes in the fourth quarter of 2017. Production in the first quarter of 2018 is lower than the fourth quarter of 2017 by 71,000 tonnes primarily as a result of gas supply constraints due to regularly scheduled gas field maintenance and a damaged natural gas pipeline impacting gas deliveries from offshore sources. Natural gas supply to our site is expected to continue to be restricted while repairs are completed. We are also currently undertaking turnaround and maintenance activities at our Motunui site. As a result, we expect our New Zealand facility to produce approximately 300,000 tonnes of methanol during the second quarter of 2018. The New Zealand facilities are capable of producing up to 2.4 million tonnes annually, depending on natural gas composition.
United States
The Geismar facilities produced 513,000 tonnes during the first quarter of 2018 compared to 506,000 tonnes during the fourth quarter of 2017.
Trinidad
The Trinidad facilities produced 459,000 tonnes (Methanex interest) in the first quarter of 2018 compared with 466,000 tonnes (Methanex interest) in the fourth quarter of 2017. We continue to experience gas curtailments in Trinidad.
Egypt
The Egypt facility produced 330,000 tonnes (Methanex share - 165,000 tonnes) in the first quarter of 2018 compared to 290,000 tonnes (Methanex share - 145,000 tonnes) in the fourth quarter of 2017.

The Egypt facility experienced periodic natural gas supply restrictions from mid-2012 through 2016 with gas deliveries in 2017 and 2018 improving significantly. The strong efforts of the Egyptian governmental authorities to fast-track existing and new upstream gas supply in Egypt has led to improved gas deliveries and we are optimistic that this trend will continue.

METHANEX CORPORATION 2018 FIRST QUARTER    PAGE 4
MANAGEMENT’S DISCUSSION AND ANALYSIS

Canada
The Medicine Hat facility produced 153,000 tonnes during the first quarter of 2018, and 158,000 tonnes in the fourth quarter of 2017.
Chile
The Chile facility produced 166,000 tonnes during the first quarter of 2018, including 40,000 tonnes produced through a tolling arrangement with natural gas from Argentina, compared to 109,000 tonnes during the fourth quarter of 2017 using only natural gas supplies from Chile.

The future of our Chile operations is primarily dependent on the level of natural gas exploration and development in southern Chile and our ability to secure a sustainable natural gas supply to our facilities on economic terms from Chile and Argentina. We continue to be optimistic that our underutilized 1.7 million tonne Chile facilities represent a very low capital cost growth opportunity for Methanex due to the progress in developing natural gas reserves in the area.
FINANCIAL RESULTS

For the first quarter of 2018, we reported net income attributable to Methanex shareholders of $169 million ($2.00 per common share on a diluted basis) compared with net income attributable to Methanex shareholders for the fourth quarter of 2017 of $68 million ($0.81 per common share on a diluted basis).

For the first quarter of 2018, we recorded Adjusted EBITDA of $306 million and Adjusted net income of $171 million ($2.03 per common share). This compares with Adjusted EBITDA of $254 million and Adjusted net income of $143 million ($1.70 per common share) for the fourth quarter of 2017.

We calculate Adjusted EBITDA and Adjusted net income by including amounts related to our equity share of the Atlas facility (63.1% interest) and by excluding the non-controlling interests' share, the mark-to-market impact of share-based compensation as a result of changes in our share price and the impact of certain items associated with specific identified events. Refer to Additional Information - Supplemental Non-GAAP Measures on page 13 of the MD&A for a further discussion on how we calculate these measures. Our analysis of depreciation and amortization, finance costs, finance income and other expenses and income taxes is consistent with the presentation of our consolidated statements of income and excludes amounts related to Atlas.

METHANEX CORPORATION 2018 FIRST QUARTER    PAGE 5
MANAGEMENT’S DISCUSSION AND ANALYSIS

We review our financial results by analyzing changes in Adjusted EBITDA, mark-to-market impact of share-based compensation, depreciation and amortization, finance costs, finance income and other expenses and income taxes. A summary of our consolidated statements of income is as follows:

	Three Months Ended
($ millions)	Mar 31 2018	Dec 31 2017	Mar 31 2017
Consolidated statements of income:
Revenue	$962	$861	$810
Cost of sales and operating expenses	(661)	(666)	(559)
Mark-to-market impact of share-based compensation	2	46	10
Adjusted EBITDA (attributable to associate)	39	36	34
Amounts excluded from Adjusted EBITDA attributable to non-controlling interests	(36)	(23)	(28)
Adjusted EBITDA (attributable to Methanex shareholders)	306	254	267

U.S. tax reform charge	—	(37)	—
Mark-to-market impact of share-based compensation	(2)	(46)	(10)
Depreciation and amortization	(59)	(57)	(56)
Finance costs	(24)	(24)	(23)
Finance income and other expenses	4	4	—
Income tax expense	(45)	(16)	(38)
Earnings of associate adjustment [1]	(19)	(17)	(17)
Non-controlling interests adjustment [1]	8	7	9
Net income (attributable to Methanex shareholders)	$169	$68	$132
Net income	$197	$85	$151

[1]
These adjustments represent depreciation and amortization, finance costs, finance income and other expenses and income taxes associated with our 63.1% interest in the Atlas methanol facility and the non-controlling interests.

Adjusted EBITDA (attributable to Methanex shareholders)

Our operations consist of a single operating segment - the production and sale of methanol. We review the results of operations by analyzing changes in the components of Adjusted EBITDA. For a discussion of the definitions used in our Adjusted EBITDA analysis, refer to How We Analyze Our Business on page 16 of the MD&A. Changes in these components - average realized price, sales volume and total cash costs - similarly impact net income attributable to Methanex shareholders.

The changes in Adjusted EBITDA resulted from changes in the following:

($ millions)	Q1 2018 compared with Q4 2017	Q1 2018 compared with Q1 2017
Average realized price	$130	$92
Sales volume	(13)	26
Total cash costs	(65)	(79)
Increase in Adjusted EBITDA	$52	$39

METHANEX CORPORATION 2018 FIRST QUARTER    PAGE 6
MANAGEMENT’S DISCUSSION AND ANALYSIS

Average realized price

	Three Months Ended
($ per tonne)	Mar 31 2018	Dec 31 2017	Mar 31 2017
Methanex average non-discounted posted price	475	403	437
Methanex average realized price	402	350	365

Methanex’s average realized price for the first quarter of 2018 increased compared to the fourth quarter of 2017 and the first quarter of 2017 driven by higher average non-discounted posted prices in North America, Asia Pacific and Europe (refer to Supply/Demand Fundamentals section on page 11 of the MD&A for more information). Our average realized price for the first quarter of 2018 was $402 per tonne compared with $350 per tonne in the fourth quarter of 2017 and $365 per tonne in the first quarter of 2017. The increase in average realized price for the first quarter of 2018 compared with the fourth quarter of 2017 increased Adjusted EBITDA by $130 million, and the increase in average realized price for the first quarter of 2018 compared with the first quarter of 2017 increased Adjusted EBITDA by $92 million.
Sales volume
Methanol sales volume excluding commission sales volume in the first quarter of 2018 was 66,000 tonnes lower than the fourth quarter of 2017 and 229,000 tonnes higher than the first quarter of 2017. The decrease in the first quarter of 2018 compared to the fourth quarter of 2017 decreased Adjusted EBITDA by $13 million. The increase in the first quarter of 2018 compared to same period in 2017 increased Adjusted EBITDA by $26 million.
Total cash costs
The primary drivers of changes in our total cash costs are changes in the cost of Methanex-produced methanol and changes in the cost of methanol we purchase from others ("purchased methanol"). We supplement our production with methanol produced by others through methanol offtake contracts and purchases on the spot market to meet customer needs and to support our marketing efforts within the major global markets.

We have adopted the first-in, first-out method of accounting for inventories and it generally takes between 30 and 60 days to sell the methanol we produce or purchase. Accordingly, the changes in Adjusted EBITDA as a result of changes in Methanex-produced and purchased methanol costs primarily depend on changes in methanol pricing and the timing of inventory flows.

In a rising price environment, our margins at a given price are higher than in a stable price environment as a result of timing of methanol purchases and production versus sales. Generally, the opposite applies when methanol prices are decreasing.

The changes in Adjusted EBITDA due to changes in total cash costs were due to the following:

($ millions)	Q1 2018 compared with Q4 2017	Q1 2018 compared with Q1 2017
Methanex-produced methanol costs	$(16)	$(30)
Proportion of Methanex-produced methanol sales	(1)	(9)
Purchased methanol costs	(40)	(32)
Other, net	(8)	(8)
Decrease in Adjusted EBITDA due to changes in total cash costs	$(65)	$(79)

METHANEX CORPORATION 2018 FIRST QUARTER    PAGE 7
MANAGEMENT’S DISCUSSION AND ANALYSIS

Methanex-produced methanol costs
Natural gas is the primary feedstock at our methanol facilities and is the most significant component of Methanex-produced methanol costs. We purchase natural gas for more than half of our production under agreements where the unique terms of each contract include a base price and a variable price component linked to the price of methanol to reduce our commodity price risk exposure. The variable price component of each gas contract is adjusted by a formula related to methanol prices above a certain level. For the first quarter of 2018 compared with the fourth quarter of 2017 and the first quarter of 2017, Methanex-produced methanol costs were higher by $16 million and $30 million, respectively. Changes in Methanex-produced methanol costs for all periods presented are primarily due to the impact of changes in realized methanol prices on the variable portion of our natural gas cost and changes in the mix of production sold from inventory.
Proportion of Methanex-produced methanol sales
The cost of purchased methanol is directly linked to the selling price for methanol at the time of purchase and the cost of purchased methanol is generally higher than the cost of Methanex-produced methanol. Accordingly, an increase in the proportion of Methanex-produced methanol sales results in a decrease in our overall cost structure for a given period. For the first quarter of 2018 compared with the fourth quarter of 2017, a lower proportion of Methanex-produced methanol sales decreased Adjusted EBITDA by $1 million. For the first quarter of 2018 compared with the first quarter of 2017, a lower proportion of Methanex-produced methanol sales decreased Adjusted EBITDA by $9 million.
Purchased methanol costs
Changes in purchased methanol costs for all periods presented are primarily a result of changes in methanol pricing and the timing of purchases sold from inventory.
Other, net
Other, net relates to logistics costs, selling, general and administrative expenses and other operational charges.
Mark-to-Market Impact of Share-based Compensation

We grant share-based awards as an element of compensation. Share-based awards granted include stock options, share appreciation rights, tandem share appreciation rights, deferred share units, restricted share units and performance share units. For all share-based awards, share-based compensation is recognized over the related vesting period for the proportion of the service that has been rendered at each reporting date. Share-based compensation includes an amount related to the grant-date value and a mark-to-market impact as a result of subsequent changes in the fair value of the share-based awards primarily driven by the Company’s share price. The grant-date value amount is included in Adjusted EBITDA and Adjusted net income. The mark-to-market impact of share-based compensation as a result of changes in our share price is excluded from Adjusted EBITDA and Adjusted net income and analyzed separately.

	Three Months Ended
($ millions except share price)	Mar 31 2018	Dec 31 2017	Mar 31 2017
Methanex Corporation share price [1]	$60.65	$60.55	$46.90
Grant-date fair value expense included in Adjusted EBITDA and Adjusted net income	4	2	3
Mark-to-market impact due to change in share price	2	46	10
Total share-based compensation expense, before tax	$6	$48	$13

[1]	US dollar share price of Methanex Corporation as quoted on the NASDAQ Global Market on the last trading day of the respective period.

For all periods presented, the mark-to-market impact on share-based compensation is primarily due to increases in the Methanex Corporation share price.

METHANEX CORPORATION 2018 FIRST QUARTER    PAGE 8
MANAGEMENT’S DISCUSSION AND ANALYSIS

Depreciation and Amortization

Depreciation and amortization was $59 million for the first quarter of 2018 compared with $57 million for the fourth quarter of 2017 and $56 million for the first quarter of 2017. The increase in depreciation and amortization for the first quarter of 2018 compared to the fourth quarter of 2017, despite lower sales of Methanex-produced methanol, is primarily due to the recognition of unabsorbed depreciation associated with production outages and the mix of production sold from inventory. The increase in depreciation and amortization for the three months ended March 31, 2018 compared with the same period in 2017 is primarily due to higher sales volume of Methanex-produced methanol.
Finance Costs

	Three Months Ended
($ millions)	Mar 31 2018	Dec 31 2017	Mar 31 2017
Finance costs	$24	$24	$23
Finance costs are primarily comprised of interest on borrowings and finance lease obligations. Finance costs for the first quarter of 2018 are comparable to those for the fourth quarter of 2017 and the first quarter of 2017.
Finance Income and Other Expenses

	Three Months Ended
($ millions)	Mar 31 2018	Dec 31 2017	Mar 31 2017
Finance income and other expenses	$4	$4	$—
The change in finance income and other expenses for all periods presented is primarily due to the impact of changes in foreign exchange rates.

METHANEX CORPORATION 2018 FIRST QUARTER    PAGE 9
MANAGEMENT’S DISCUSSION AND ANALYSIS

Income Taxes

A summary of our income taxes for the first quarter of 2018 compared to the same period in 2017 is as follows:

	Three months ended March 31, 2018		Three months ended March 31, 2017
($ millions except where noted)	Net Income	Adjusted Net Income	Net Income	Adjusted Net Income
Amount before income tax	$242	$226	$189	$188
Income tax expense	(45)	(55)	(38)	(48)
	$197	$171	$151	$140
Effective tax rate	18%	25%	20%	26%

We earn the majority of our income in New Zealand, Trinidad, the United States, Egypt, Canada and Chile. In Trinidad and Chile, the statutory tax rate is 35%. The statutory rates in Canada and New Zealand are 27% and 28%, respectively. The United States statutory tax rate applicable to Methanex was 36% in 2017 and is 23% for 2018 and the Egypt statutory tax rate is 22.5%. As the Atlas entity is accounted for using the equity method, any income taxes related to Atlas are included in earnings of associate and therefore excluded from total income taxes but included in the calculation of Adjusted net income.

The effective tax rate based on Adjusted net income was 25% for the first quarter of 2018 compared to 26% for the first quarter of 2017. Adjusted earnings represents the amount that is attributable to Methanex shareholders and excludes the mark-to-market impact of share-based compensation and the impact of certain items associated with specific identified events. The effective tax rate differs from period to period depending on the source of earnings and the impact of foreign exchange fluctuations against the United States dollar on our tax balances. In periods with low income levels, the distribution of income and loss between jurisdictions can result in income tax rates that are not indicative of the longer term corporate tax rate. In addition, the effective tax rate is impacted by changes in tax legislation in the jurisdictions in which we operate.

METHANEX CORPORATION 2018 FIRST QUARTER    PAGE 10
MANAGEMENT’S DISCUSSION AND ANALYSIS

SUPPLY/DEMAND FUNDAMENTALS
Demand
Methanol demand in the first quarter of 2018 was 4% higher compared to the first quarter of 2017 and relatively flat compared to the fourth quarter of 2017. Demand for energy-related applications, which represents approximately 45% of global demand, grew by approximately 7% in the first quarter of 2018 versus the first quarter of 2017 supported by stricter environmental regulations in China, higher energy prices and strong MTO demand. We continue to observe high operating rates for MTO facilities that are not experiencing technical issues or completing planned maintenance activities. There are three additional MTO units currently under construction, with the combined capacity to consume over three million tonnes of methanol annually at full operating rates, and we expect these plants to be completed over the coming months. The future operating rates and methanol consumption from MTO producers will depend on a number of factors, including pricing for their various final products, the degree of downstream integration of these units with other products and the impact of the olefin industry feedstock costs, including naphtha, on relative competitiveness. We estimate that demand growth for traditional chemical applications, which represents approximately 55% of global demand, was approximately 2% higher versus the first quarter of 2017 supported by strong acetic acid demand and steady growth for other traditional chemical applications. We believe that growth in demand from traditional chemical applications is generally correlated to GDP and industrial production growth rates.
Supply
Industry supply was impacted in the first quarter by maintenance activities and unplanned outages in North America and the Middle East. In addition, the diversion of natural gas in China away from methanol production to residential heating impacted supply early in the quarter, with production levels increasing following the conclusion of the winter heating season. A number of methanol plants will be completing turnarounds in the second quarter of 2018 impacting supply. The majority of large-scale capacity additions outside of China are expected to be in North America and the Middle East. OCI N.V. and Consolidated Energy Limited (through its subsidiary G2X Energy) continue to progress their jointly owned Natgasoline project, a 1.8 million tonne plant under construction in Beaumont, Texas with methanol production expected in 2018. There are a number of other large-scale projects under discussion in the United States; however, we believe that there has been limited committed capital to date. In Iran, there are a number of plants at various stages of construction. We expect just over four million tonnes of capacity to come onstream in Iran over the next two years; however, the start-up timing and future operating rates at these facilities will be dependent on various factors. Caribbean Gas Chemical Limited (CGCL) is constructing a 1.0 million tonne plant in Trinidad with announced production towards the end of the decade. To the end of 2018, we expect approximately two million tonnes of new capacity additions in China. Beyond 2018, we anticipate that new capacity additions in China will be modest due to an increasing degree of restrictions placed by the Chinese government on new coal-based capacity additions. We expect that production from new methanol capacity in China will be consumed domestically.
Methanol Price
Our average realized price increased significantly in the first quarter to $402 per tonne from $350 per tonne, an increase of $52 per tonne compared to the fourth quarter. Steady methanol demand combined with various production outages drove the increase in prices.
Methanex's posted prices rose sharply in January and February and moderated in March to $496 per tonne in North America and $460 per tonne in Asia. Leading into the second quarter, strong industry fundamentals have provided support to contract prices, which have remained unchanged across all three regions in April. The methanol price will ultimately depend on the strength of the global economy, industry operating rates, global energy prices, new supply additions and the strength of global demand.

Methanex Non-Discounted Regional Posted Prices [1]
(US$ per tonne)	Apr 2018	Mar 2018	Feb 2018	Jan 2018
North America	496	496	506	479
Europe [2]	470	455	455	455
Asia Pacific	460	460	480	470
1    Discounts from our posted prices are offered to customers based on various factors.

[2]	€380 for Q2 2018 (Q1 2018 – €380) converted to United States dollars.

METHANEX CORPORATION 2018 FIRST QUARTER    PAGE 11
MANAGEMENT’S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

Cash flows from operating activities in the first quarter of 2018 increased to $244 million compared with $206 million for the fourth quarter of 2017 and $214 million for the first quarter of 2017. The changes in cash flows from operating activities resulted from changes in the following:

($ millions)	Q1 2018 compared with Q4 2017	Q1 2018 compared with Q1 2017
Change in Adjusted EBITDA (attributable to Methanex shareholders)	$52	$39
Deduct change in Adjusted EBITDA of associate	(3)	(5)
Dividends received from associate	6	(6)
Cash flows attributable to non-controlling interests	13	8
Non-cash working capital	(32)	9
Income taxes paid	5	(8)
Share-based payments	(3)	(10)
Other	—	3
Increase in cash flows from operating activities	$38	$30

On March 13, 2018, we commenced a normal course issuer bid to purchase up to 6,590,095 common shares. To March 31, 2018, we have repurchased 650,000 common shares for $38 million.

During the first quarter of 2018 we paid a quarterly dividend of $0.33 per common share for a total of $28 million.

We operate in a highly competitive commodity industry and believe it is appropriate to maintain a strong balance sheet and financial flexibility. At March 31, 2018, our cash balance was $371 million, including $40 million of cash related to our Egypt entity consolidated on a 100% basis and $11 million of cash related to our 50% equity interest in multiple ocean going vessels consolidated on a 100% basis. We invest our cash only in highly rated instruments that have maturities of three months or less to ensure preservation of capital and appropriate liquidity.

In addition to normal course principal repayments, our Egypt entity repaid an additional $62.5 million ($31.3 million Methanex share) of principal on the Egypt limited recourse debt facility and distributed $62.5 million to its shareholders ($31.3 million Methanex share) in accordance with the amended terms of the debt facility. This is the first distribution to shareholders from our Egypt entity since 2014 and is reflective of the strong production and cash generating capability of the Egypt facility.

During the quarter, a 50% owned subsidiary of Methanex issued other limited recourse debt for $86 million ($43 million Methanex share). The debt is non-recourse to Methanex and matures in 2033. The funds are currently invested in short-term, highly liquid investments and are restricted for use to the construction of two new ocean going vessels, which will be capable of running on methanol and are expected to be delivered in 2019.

We have a committed revolving credit facility with a syndicate of highly rated financial institutions that expires in December 2022. Refer to note 6 of the Company's unaudited condensed consolidated interim financial statements for further discussion of the terms of the credit facility and long-term debt. We do not have any debt maturities until 2019 other than normal course obligations for principal repayment related to our Egypt and other limited recourse debt facilities.

Capital Projects and Growth Opportunities
We continue to be optimistic that our underutilized 1.7 million tonne Chile facilities represent a very low capital cost growth opportunity for Methanex due to the progress in developing natural gas reserves in the area. Project work has continued for the restart of our Chile IV plant and remains targeted for the third quarter of 2018. The project is budgeted for $55 million with approximately $40 million remaining to be spent. Our planned capital expenditures directed towards maintenance, turnarounds and catalyst changes for operations, including our 63.1% share of Atlas and 50% of Egypt, is currently estimated to be $90-$105 million for the remainder of 2018.

METHANEX CORPORATION 2018 FIRST QUARTER    PAGE 12
MANAGEMENT’S DISCUSSION AND ANALYSIS

During the quarter, we made good progress on developing a potential Geismar 3 production facility including securing land adjacent to our existing Geismar 1 and 2 production facilities. The acquisition of the site provides the necessary space for a potential Geismar 3 production facility. We believe that the potential Geismar 3 project would be advantaged relative to other projects being contemplated or under construction in the US Gulf. The Geismar 3 project would benefit from the existing infrastructure and economies of scale as the combined site would be capable of producing approximately 3.8 million tonnes per year. Our preference is to bring a partner into the project that can add strategic value. The next step in developing the project is to complete the front end engineering and design, which could commence as early as the second half of 2018 though we do not anticipate significant capital spending on this project over the next 15-18 months.

We believe we are well positioned to meet our financial commitments, pursue our growth opportunities and deliver on our commitment to return excess cash to shareholders through dividends and share repurchases.
ANTICIPATED CHANGES TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

In January 2016, the IASB issued IFRS 16, Leases ("IFRS 16"), which eliminates the current operating/finance lease dual accounting model for lessees and replaces it with a single, on-balance sheet accounting model, similar to the current finance lease accounting. The standard replaces IAS 17, Leases ("IAS 17") and related interpretations and is effective for annual periods beginning on or after January 1, 2019, with early application permitted. The Company is currently assessing the impact of the new standard including the optional exemptions available. The recognition of all leases on balance sheet is expected to increase the assets and liabilities on the Consolidated Statement of Financial Position upon adoption. The increase primarily relates to ocean vessels, terminal facilities and other right of use assets currently accounted for as operating leases. In addition, the nature and timing of certain expenses related to leases previously classified as operating and presented in cost of sales and operating expenses will now change and be presented in depreciation and amortization and finance costs. As a result, the Company expects that adoption of IFRS 16 will significantly impact the consolidated financial statements. The Company will provide additional information on the impact of this standard on the Company's consolidated financial statements in future quarters as the Company completes its assessment.
CONTROLS AND PROCEDURES

During the first quarter of 2018, no changes were made in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ADDITIONAL INFORMATION – SUPPLEMENTAL NON-GAAP MEASURES

In addition to providing measures prepared in accordance with International Financial Reporting Standards ("IFRS"), we present certain supplemental non-GAAP measures throughout this document. These are Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, Adjusted revenue and operating income. These measures do not have any standardized meaning prescribed by generally accepted accounting principles ("GAAP") and therefore are unlikely to be comparable to similar measures presented by other companies. These supplemental non-GAAP measures are provided to assist readers in determining our ability to generate cash from operations and improve the comparability of our results from one period to another. We believe these measures are useful in assessing operating performance and liquidity of the Company’s ongoing business on an overall basis. We also believe Adjusted EBITDA is frequently used by securities analysts and investors when comparing our results with those of other companies.

METHANEX CORPORATION 2018 FIRST QUARTER    PAGE 13
MANAGEMENT’S DISCUSSION AND ANALYSIS

Adjusted EBITDA (attributable to Methanex shareholders)

Adjusted EBITDA differs from the most comparable GAAP measure, net income attributable to Methanex shareholders, because it excludes the mark-to-market impact of share-based compensation, depreciation and amortization, finance costs, finance income and other expenses and income taxes. Adjusted EBITDA includes an amount representing our 63.1% share of the Atlas facility and excludes the non-controlling shareholders' interests in entities which we control but do not fully own.

Adjusted EBITDA and Adjusted net income exclude the mark-to-market impact of share-based compensation related to the impact of changes in our share price on SARs, TSARs, deferred share units, restricted share units and performance share units. The mark-to-market impact related to share-based compensation that is excluded from Adjusted EBITDA and Adjusted net income is calculated as the difference between the grant-date value and the fair value recorded at each period-end. As share-based awards will be settled in future periods, the ultimate value of the units is unknown at the date of grant and therefore the grant-date value recognized in Adjusted EBITDA and Adjusted net income may differ from the total settlement cost.

The following table shows a reconciliation from net income attributable to Methanex shareholders to Adjusted EBITDA:

	Three Months Ended
($ millions)	Mar 31 2018	Dec 31 2017	Mar 31 2017
Net income (attributable to Methanex shareholders)	$169	$68	$132
U.S. tax reform charge	—	37	—
Mark-to-market impact of share-based compensation	2	46	10
Depreciation and amortization	59	57	56
Finance costs	24	24	23
Finance income and other expenses	(4)	(4)	—
Income tax expense	45	16	38
Earnings of associate adjustment [1]	19	17	17
Non-controlling interests adjustment [1]	(8)	(7)	(9)
Adjusted EBITDA (attributable to Methanex shareholders)	$306	$254	$267

[1]
These adjustments represent depreciation and amortization, finance costs, finance income and other expenses and income tax expense associated with our 63.1% interest in the Atlas methanol facility and the non-controlling interests.

Adjusted Net Income and Adjusted Net Income per Common Share

Adjusted net income and Adjusted net income per common share are non-GAAP measures because they exclude the mark-to-market impact of share-based compensation and the impact of certain items associated with specific identified events. The following table shows a reconciliation of net income attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted net income per common share:

	Three Months Ended
($ millions except number of shares and per share amounts)	Mar 31 2018	Dec 31 2017	Mar 31 2017
Net income (attributable to Methanex shareholders)	$169	$68	$132
U.S. tax reform charge	—	37	—
Mark-to-market impact of share-based compensation, net of tax	2	38	8
Adjusted net income	$171	$143	$140
Diluted weighted average shares outstanding (millions)	84	84	90
Adjusted net income per common share	$2.03	$1.70	$1.56

METHANEX CORPORATION 2018 FIRST QUARTER    PAGE 14
MANAGEMENT’S DISCUSSION AND ANALYSIS

Adjusted Revenue (attributable to Methanex shareholders)
Adjusted revenue differs from the most comparable GAAP measure, revenue, because it excludes revenue relating to 50% of the Egypt methanol facility that we do not own and includes an amount representing our 63.1% share of Atlas revenue. It also includes commission earned on volume marketed on a commission basis related to both the 36.9% of the Atlas methanol facility and the 50% of the Egypt methanol facility that we do not own. A reconciliation from revenue to Adjusted revenue is as follows:

	Three Months Ended
($ millions)	Mar 31 2018	Dec 31 2017	Mar 31 2017
Revenue	$962	$861	$810
Methanex share of Atlas revenue [1]	93	91	81
Non-controlling interests' share of revenue [1]	(67)	(46)	(58)
Other adjustments	(1)	(2)	(1)
Adjusted revenue (attributable to Methanex shareholders)	$987	$904	$832

[1]	Excludes intercompany transactions with the Company.
Operating Income

Operating income is reconciled directly to a GAAP measure in our consolidated statements of income.
QUARTERLY FINANCIAL DATA (UNAUDITED)

Our operations consist of a single operating segment - the production and sale of methanol. Quarterly results vary due to the average realized price of methanol, sales volume and total cash costs. A summary of selected financial information is as follows:

	Three Months Ended
($ millions except per share amounts)	Mar 31 2018	Dec 31 2017	Sep 30 2017	Jun 30 2017
Revenue	$962	$861	$720	$669
Adjusted EBITDA	306	254	143	174
Net income (attributable to Methanex shareholders)	169	68	32	84
Adjusted net income	171	143	52	74
Basic net income per common share	2.02	0.81	0.38	0.96
Diluted net income per common share	2.00	0.81	0.38	0.89
Adjusted net income per common share	2.03	1.70	0.60	0.85

	Three Months Ended
($ millions except per share amounts)	Mar 31 2017	Dec 31 2016	Sep 30 2016	Jun 30 2016
Revenue	$810	$585	$510	$468
Adjusted EBITDA	267	139	74	38
Net income (loss) (attributable to Methanex shareholders)	132	24	(11)	(3)
Adjusted net income (loss)	140	41	(1)	(31)
Basic net income (loss) per common share	1.47	0.28	(0.12)	(0.03)
Diluted net income (loss) per common share	1.46	0.28	(0.12)	(0.08)
Adjusted net income (loss) per common share	1.56	0.46	(0.01)	(0.34)

METHANEX CORPORATION 2018 FIRST QUARTER    PAGE 15
MANAGEMENT’S DISCUSSION AND ANALYSIS

HOW WE ANALYZE OUR BUSINESS

Our operations consist of a single operating segment - the production and sale of methanol. We review our financial results by analyzing changes in the components of Adjusted EBITDA, mark-to-market impact of share-based compensation, depreciation and amortization, finance costs, finance income and other expenses and income taxes.

The Company has used the terms Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, Adjusted revenue and operating income throughout this document. These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information - Supplemental Non-GAAP Measures section on page 13 of the MD&A for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

In addition to the methanol that we produce at our facilities, we also purchase and re-sell methanol produced by others and we sell methanol on a commission basis. We analyze the results of all methanol sales together, excluding commission sales volume. The key drivers of changes in Adjusted EBITDA are average realized price, cash costs and sales volume, which are defined and calculated as follows:

PRICE
The change in Adjusted EBITDA as a result of changes in average realized price is calculated as the difference from period to period in the selling price of methanol multiplied by the current period total methanol sales volume, excluding commission sales volume and Tolling Volume, plus the difference from period to period in commission revenue.

CASH COSTS
The change in Adjusted EBITDA as a result of changes in cash costs is calculated as the difference from period to period in cash costs per tonne multiplied by the current period total methanol sales volume, excluding commission sales volume and Tolling Volume in the current period. The cash costs per tonne is the weighted average of the cash cost per tonne of Methanex-produced methanol and the cash cost per tonne of purchased methanol. The cash cost per tonne of Methanex-produced methanol includes absorbed fixed cash costs per tonne and variable cash costs per tonne. The cash cost per tonne of purchased methanol consists principally of the cost of methanol itself. In addition, the change in Adjusted EBITDA as a result of changes in cash costs includes the changes from period to period in unabsorbed fixed production costs, consolidated selling, general and administrative expenses and fixed storage and handling costs.

SALES VOLUME
The change in Adjusted EBITDA as a result of changes in sales volume is calculated as the difference from period to period in total methanol sales volume, excluding commission sales volume and Tolling Volume, multiplied by the margin per tonne for the prior period. The margin per tonne for the prior period is the weighted average margin per tonne of Methanex-produced methanol and margin per tonne of purchased methanol. The margin per tonne for Methanex-produced methanol is calculated as the selling price per tonne of methanol less absorbed fixed cash costs per tonne and variable cash costs per tonne. The margin per tonne for purchased methanol is calculated as the selling price per tonne of methanol less the cost of purchased methanol per tonne.

We own 63.1% of the Atlas methanol facility and market the remaining 36.9% of its production through a commission offtake agreement. A contractual agreement between us and our partners establishes joint control over Atlas. As a result, we account for this investment using the equity method of accounting, which results in 63.1% of the net assets and net earnings of Atlas being presented separately in the consolidated statements of financial position and consolidated statements of income (loss), respectively. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income, Adjusted net income per common share and Adjusted revenue include an amount representing our 63.1% equity share in Atlas. Our analysis of depreciation and amortization, finance costs, finance income and other expenses and income taxes is consistent with the presentation of our consolidated statements of income and excludes amounts related to Atlas.

We own 50% of the 1.26 million tonne per year Egypt methanol facility and market the remaining 50% of its production through a commission offtake agreement. We account for this investment using consolidation accounting, which results in 100% of the revenues and expenses being included in our financial statements. We also consolidate less than wholly-owned entities for which we have a controlling interest. Non-controlling interests are included in the Company’s consolidated financial statements and represent the non-controlling shareholders’ interests in the Egypt methanol facility and any entity where we have control. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income, Adjusted net income per common share and Adjusted revenue exclude the amounts associated with non-controlling interests.

METHANEX CORPORATION 2018 FIRST QUARTER    PAGE 16
MANAGEMENT’S DISCUSSION AND ANALYSIS

FORWARD-LOOKING INFORMATION WARNING

This First Quarter 2018 Management’s Discussion and Analysis ("MD&A") as well as comments made during the First Quarter 2018 investor conference call contain forward-looking statements with respect to us and our industry. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. Statements that include the words "believes," "expects," "may," "will," "should," "potential," "estimates," "anticipates," "aim," "goal" or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.

More particularly and without limitation, any statements regarding the following are forward-looking statements:

•	expected demand for methanol and its derivatives,

•	expected new methanol supply or restart of idled capacity and timing for start-up of the same,

•
expected shutdowns (either temporary or permanent) or restarts of existing methanol supply (including our own facilities), including, without limitation, the timing and length of planned maintenance outages,

•	expected methanol and energy prices,

•	expected levels of methanol purchases from traders or other third parties,

•	expected levels, timing and availability of economically priced natural gas supply to each of our plants,

•	capital committed by third parties towards future natural gas exploration and development in the vicinity of our plants,

•	our expected capital expenditures,

•	anticipated operating rates of our plants,

•	expected operating costs, including natural gas feedstock costs and logistics costs,

•	expected tax rates or resolutions to tax disputes,

•	expected cash flows, earnings capability and share price,

•	availability of committed credit facilities and other financing,

•
our ability to meet covenants or obtain or continue to obtain waivers associated with our long-term debt obligations, including, without limitation, the Egypt limited recourse debt facilities that have conditions associated with the payment of cash or other distributions and the finalization of certain land title registrations and related mortgages which require actions by Egyptian governmental entities,

•	expected impact on our results of operations in Egypt or our financial condition as a consequence of civil unrest or actions taken or inaction by Egyptian governmental entities,

•	our shareholder distribution strategy and anticipated distributions to shareholders,

•	commercial viability and timing of, or our ability to execute future projects, plant restarts, capacity expansions, plant relocations or other business initiatives or opportunities,

•	our financial strength and ability to meet future financial commitments,

•	expected global or regional economic activity (including industrial production levels),

•	expected outcomes of litigation or other disputes, claims and assessments, and

•	expected actions of governments, governmental agencies, gas suppliers, courts, tribunals or other third parties.

We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:

•	the supply of, demand for and price of methanol, methanol derivatives, natural gas, coal, oil and oil derivatives,

•	our ability to procure natural gas feedstock on commercially acceptable terms,

•	operating rates of our facilities,

METHANEX CORPORATION 2018 FIRST QUARTER    PAGE 17
MANAGEMENT’S DISCUSSION AND ANALYSIS

•
receipt or issuance of third-party consents or approvals, including, without limitation, governmental registrations of land title and related mortgages in Egypt and governmental approvals related to rights to purchase natural gas,

•	the establishment of new fuel standards,

•	operating costs, including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates,

•	the availability of committed credit facilities and other financing,

•	global and regional economic activity (including industrial production levels),

•	absence of a material negative impact from major natural disasters,

•	absence of a material negative impact from changes in laws or regulations,

•	absence of a material negative impact from political instability in the countries in which we operate, and

•	enforcement of contractual arrangements and ability to perform contractual obligations by customers, natural gas and other suppliers and other third parties.

However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including, without limitation:

•	conditions in the methanol and other industries including fluctuations in the supply, demand and price for methanol and its derivatives, including demand for methanol for energy uses,

•	the price of natural gas, coal, oil and oil derivatives,

•	our ability to obtain natural gas feedstock on commercially acceptable terms to underpin current operations and future production growth opportunities,

•	the ability to carry out corporate initiatives and strategies,

•	actions of competitors, suppliers and financial institutions,

•	conditions within the natural gas delivery systems that may prevent delivery of our natural gas supply requirements,

•	competing demand for natural gas, especially with respect to domestic needs for gas and electricity in Chile and Egypt,

•
actions of governments and governmental authorities, including, without limitation, implementation of policies or other measures that could impact the supply of or demand for methanol or its derivatives,

•	changes in laws or regulations,

•
import or export restrictions, anti-dumping measures, increases in duties, taxes and government royalties and other actions by governments that may adversely affect our operations or existing contractual arrangements,

•	world-wide economic conditions, and

•	other risks described in our 2017 Annual Management’s Discussion and Analysis and this First Quarter 2018 Management’s Discussion and Analysis.

Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes implied by forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

METHANEX CORPORATION 2018 FIRST QUARTER    PAGE 18
MANAGEMENT’S DISCUSSION AND ANALYSIS

Methanex Corporation
Consolidated Statements of Income (unaudited)
(thousands of U.S. dollars, except number of common shares and per share amounts)

	Three Months Ended
	Mar 31 2018	Mar 31 2017
Revenue	$961,825	$810,349
Cost of sales and operating expenses	(660,565)	(559,314)
Depreciation and amortization	(59,172)	(55,972)
Operating income	242,088	195,063
Earnings of associate (note 5)	20,462	16,989
Finance costs	(24,180)	(23,317)
Finance income and other expenses	3,649	3
Income before income taxes	242,019	188,738
Income tax expense:
Current	(32,988)	(25,408)
Deferred	(11,724)	(12,302)
	(44,712)	(37,710)
Net income	$197,307	$151,028
Attributable to:
Methanex Corporation shareholders	$168,683	$131,569
Non-controlling interests	28,624	19,459
	$197,307	$151,028

Income per common share for the period attributable to Methanex Corporation shareholders
Basic net income per common share	$2.02	$1.47
Diluted net income per common share (note 7)	$2.00	$1.46

Weighted average number of common shares outstanding (note 7)	83,698,173	89,786,855
Diluted weighted average number of common shares outstanding (note 7)	84,139,075	89,856,092

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2018 FIRST QUARTER    PAGE 1
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Consolidated Statements of Comprehensive Income (unaudited)
(thousands of U.S. dollars)

	Three Months Ended
	Mar 31 2018	Mar 31 2017
Net income	$197,307	$151,028
Other comprehensive income (loss):
Items that may be reclassified to income:
Change in fair value of cash flow hedges (note 10)	(25,011)	(54,502)
Forward element excluded from hedging relationships (note 10)	26,131	34,533
Items that will not be reclassified to income:
Actuarial gains on defined benefit pension plans	845	—
Taxes on above items	(516)	6,556
	1,449	(13,413)
Comprehensive income	$198,756	$137,615
Attributable to:
Methanex Corporation shareholders	$170,132	$118,156
Non-controlling interests	28,624	19,459
	$198,756	$137,615

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2018 FIRST QUARTER    PAGE 2
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Consolidated Statements of Financial Position (unaudited)
(thousands of U.S. dollars)

AS AT	Mar 31 2018	Dec 31 2017
ASSETS
Current assets:
Cash and cash equivalents	$371,039	$375,479
Trade and other receivables	563,529	536,636
Inventories (note 2)	356,926	304,464
Prepaid expenses	26,654	26,548
Other assets (note 3)	41,460	—
	1,359,608	1,243,127
Non-current assets:
Property, plant and equipment (note 4)	3,025,522	2,998,326
Investment in associate (note 5)	190,452	188,922
Deferred income tax assets	89,230	102,341
Other assets (note 3)	119,328	78,026
	3,424,532	3,367,615
	$4,784,140	$4,610,742
LIABILITIES AND EQUITY
Current liabilities:
Trade, other payables and accrued liabilities	$656,056	$626,817
Current maturities on long-term debt (note 6)	43,383	55,905
Current maturities on other long-term liabilities	78,490	65,226
	777,929	747,948
Non-current liabilities:
Long-term debt (note 6)	1,457,268	1,446,366
Other long-term liabilities	412,145	404,885
Deferred income tax liabilities	265,171	266,432
	2,134,584	2,117,683
Equity:
Capital stock	477,219	480,331
Contributed surplus	2,058	2,124
Retained earnings	1,195,542	1,088,150
Accumulated other comprehensive loss	(68,941)	(69,841)
Shareholders' equity	1,605,878	1,500,764
Non-controlling interests	265,749	244,347
Total equity	1,871,627	1,745,111
	$4,784,140	$4,610,742

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2018 FIRST QUARTER    PAGE 3
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Consolidated Statements of Changes in Equity (unaudited)
(thousands of U.S. dollars, except number of common shares)

	Number of Common Shares	Capital Stock	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Shareholders' Equity	Non- Controlling Interests	Total Equity
Balance, December 31, 2016	89,824,338	$511,465	$2,568	$1,124,104	$(41,302)	$1,596,835	$208,515	$1,805,350
Net income	—	—	—	131,569	—	131,569	19,459	151,028
Other comprehensive loss	—	—	—	—	(13,413)	(13,413)	—	(13,413)
Compensation expense recorded for stock options	—	—	139	—	—	139	—	139
Issue of shares on exercise of stock options	53,620	1,559	—	—	—	1,559	—	1,559
Reclassification of grant date fair value on exercise of stock options	—	495	(495)	—	—	—	—	—
Payments for repurchase of shares	(730,000)	(4,157)	—	(29,585)	—	(33,742)	—	(33,742)
Dividend payments to Methanex Corporation shareholders	—	—	—	(24,721)	—	(24,721)	—	(24,721)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(6,323)	(6,323)
Balance, March 31, 2017	89,147,958	$509,362	$2,212	$1,201,367	$(54,715)	$1,658,226	$221,651	$1,879,877
Net income	—	—	—	184,566	—	184,566	39,503	224,069
Other comprehensive income (loss)	—	—	—	403	(15,126)	(14,723)	—	(14,723)
Compensation expense recorded for stock options	—	—	349	—	—	349	—	349
Issue of shares on exercise of stock options	44,654	1,500	—	—	—	1,500	—	1,500
Reclassification of grant date fair value on exercise of stock options	—	437	(437)	—	—	—	—	—
Payments for repurchase of shares	(5,422,358)	(30,968)	—	(221,410)	—	(252,378)	—	(252,378)
Dividend payments to Methanex Corporation shareholders	—	—	—	(76,776)	—	(76,776)	—	(76,776)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(24,977)	(24,977)
Equity contributions by non-controlling interests	—	—	—	—	—	—	8,170	8,170
Balance, December 31, 2017	83,770,254	$480,331	$2,124	$1,088,150	$(69,841)	$1,500,764	$244,347	$1,745,111
Net income	—	—	—	168,683	—	168,683	28,624	197,307
Other comprehensive income	—	—	—	549	900	1,449	—	1,449
Compensation expense recorded for stock options	—	—	86	—	—	86	—	86
Issue of shares on exercise of stock options	15,550	463	—	—	—	463	—	463
Reclassification of grant date fair value on exercise of stock options	—	152	(152)	—	—	—	—	—
Payment for shares repurchased	(650,000)	(3,727)	—	(34,229)	—	(37,956)	—	(37,956)
Dividend payments to Methanex Corporation shareholders	—	—	—	(27,611)	—	(27,611)	—	(27,611)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(7,222)	(7,222)
Balance, March 31, 2018	83,135,804	$477,219	$2,058	$1,195,542	$(68,941)	$1,605,878	$265,749	$1,871,627

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2018 FIRST QUARTER    PAGE 4
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Consolidated Statements of Cash Flows (unaudited)
(thousands of U.S. dollars)

	Three Months Ended
	Mar 31 2018	Mar 31 2017
CASH FLOWS FROM / (USED IN) OPERATING ACTIVITIES
Net income	$197,307	$151,028
Deduct earnings of associate	(20,462)	(16,989)
Dividends received from associate	18,932	24,609
Add non-cash items:
Depreciation and amortization	59,172	55,972
Income tax expense	44,712	37,710
Share-based compensation expense	5,865	12,510
Finance costs	24,180	23,317
Other	1,114	1,405
Income taxes paid	(13,322)	(4,663)
Other cash payments, including share-based compensation	(17,184)	(5,954)
Cash flows from operating activities before undernoted	300,314	278,945
Changes in non-cash working capital (note 9)	(55,986)	(64,614)
	244,328	214,331

CASH FLOWS FROM / (USED IN) FINANCING ACTIVITIES
Payments for repurchase of shares	(37,956)	(33,742)
Dividend payments to Methanex Corporation shareholders	(27,611)	(24,721)
Interest paid	(14,571)	(15,506)
Repayment of long-term debt and financing fees	(88,551)	(24,514)
Finance leases	(2,188)	(1,844)
Distributions to non-controlling interests	(31,250)	—
Proceeds on issue of shares on exercise of stock options	463	1,559
Proceeds from other limited recourse debt	86,000	—
Changes in non-cash working capital related to financing activities (note 9)	5,983	2,356
	(109,681)	(96,412)

CASH FLOWS FROM / (USED IN) INVESTING ACTIVITIES
Property, plant and equipment	(55,821)	(19,577)
Restricted cash for vessels under construction	(86,000)	—
Changes in non-cash working capital related to investing activities (note 9)	2,734	(7,099)
	(139,087)	(26,676)
Increase (decrease) in cash and cash equivalents	(4,440)	91,243
Cash and cash equivalents, beginning of period	375,479	223,890
Cash and cash equivalents, end of period	$371,039	$315,133

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2018 FIRST QUARTER    PAGE 5
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
Except where otherwise noted, tabular dollar amounts are stated in thousands of U.S. dollars.

1.	Basis of presentation:

Methanex Corporation ("the Company") is an incorporated entity with corporate offices in Vancouver, Canada. The Company’s operations consist of the production and sale of methanol, a commodity chemical. The Company is the world’s largest producer and supplier of methanol to the major international markets of Asia Pacific, North America, Europe and South America.

These condensed consolidated interim financial statements are prepared in accordance with International Accounting Standards ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB") on a basis consistent with those followed in the most recent annual consolidated financial statements.

These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and were approved and authorized for issue by the Audit, Finance & Risk Committee of the Board of Directors on April 25, 2018.

These condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2017.

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers ("IFRS 15") establishing a comprehensive framework for revenue recognition. The standard replaces IAS 18, Revenue and IAS 11, Construction Contracts and related interpretations and is effective for annual periods beginning on or after January 1, 2018. The Company has retrospectively adopted the new standard with no material impact on its consolidated financial statements. The Company has updated its accounting policy for revenue recognition to reflect the adoption of IFRS 15 as detailed below.

Revenue is recognized based on individual contract terms at the point in time when control of the product transfers to the customer, which usually occurs at the time shipment is made. Revenue is recognized at the time of delivery to the customer’s location if the contractual performance obligation has not been met during shipment. For methanol sold on a consignment basis, revenue is recognized at the point in time the customer draws down the consigned methanol. For methanol sold on a commission basis, the commission income is included in revenue when earned. Revenue is measured and recorded at the most likely amount of consideration the Company expects to receive.

In January 2016, the IASB issued IFRS 16, Leases ("IFRS 16"), which eliminates the current operating/finance lease dual accounting model for lessees and replaces it with a single, on-balance sheet accounting model, similar to the current finance lease accounting. The standard replaces IAS 17, Leases ("IAS 17") and related interpretations and is effective for annual periods beginning on or after January 1, 2019, with early application permitted. The Company is currently assessing the impact of the new standard including the optional exemptions available. The recognition of all leases on balance sheet is expected to increase the assets and liabilities on the Consolidated Statement of Financial Position upon adoption. The increase primarily relates to ocean vessels, terminal facilities and other right of use assets currently accounted for as operating leases. In addition, the nature and timing of certain expenses related to leases previously classified as operating and presented in cost of sales and operating expenses will now change and be presented in depreciation and amortization and finance costs. As a result, the Company expects that adoption of IFRS 16 will significantly impact the consolidated financial statements. The Company will provide additional information on the impact of this standard on the Company's consolidated financial statements in future quarters as the Company completes its assessment.

METHANEX CORPORATION 2018 FIRST QUARTER    PAGE 6
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

2.	Inventories:

Inventories are valued at the lower of cost, determined on a first-in first-out basis, and estimated net realizable value. The amount of inventories recognized as an expense in cost of sales and operating expenses and depreciation and amortization for the three months ended March 31, 2018 is $643 million (March 31, 2017 - $544 million).

3.	Other assets:

During the quarter ended March 31, 2018, the Company, through a 50% owned entity, issued other limited recourse debt for $86 million ($43 million Methanex share), bearing an interest rate of 5.35% due September 2033 (note 6). Terms of the other limited recourse debt restricts the use of the funds to costs associated with construction of the vessel.

As at March 31, 2018, the Company holds $82.4 million in short-term, highly liquid investments held under the restricted terms, of which $41.5 million has been recorded as current as it is expected to be used within one year. The remaining balance of $40.9 million has been recorded in non-current other assets.

4.	Property, plant and equipment:

	Buildings, Plant Installations & Machinery	Finance Leases	Other	Total
Cost at March 31, 2018	$4,666,591	$218,182	$331,516	$5,216,289
Accumulated depreciation at March 31, 2018	1,999,499	37,966	153,302	2,190,767
Net book value at March 31, 2018	$2,667,092	$180,216	$178,214	$3,025,522
Cost at December 31, 2017	$4,648,924	$215,773	$275,493	$5,140,190
Accumulated depreciation at December 31, 2017	1,956,317	33,927	151,620	2,141,864
Net book value at December 31, 2017	$2,692,607	$181,846	$123,873	$2,998,326

5.	Interest in Atlas joint venture:

a)
The Company has a 63.1% equity interest in Atlas Methanol Company Unlimited ("Atlas"). Atlas owns a 1.8 million tonne per year methanol production facility in Trinidad. The Company accounts for its interest in Atlas using the equity method. Summarized financial information of Atlas (100% basis) is as follows:

Statements of financial position	Mar 31 2018	Dec 31 2017
Cash and cash equivalents	$14,996	$8,361
Other current assets	85,345	79,738
Non-current assets	281,055	289,671
Current liabilities	(46,572)	(41,388)
Other long-term liabilities, including current maturities	(153,952)	(157,935)
Net assets at 100%	180,872	178,447
Net assets at 63.1%	114,130	112,600
Long-term receivable from Atlas	76,322	76,322
Investment in associate	$190,452	$188,922

METHANEX CORPORATION 2018 FIRST QUARTER    PAGE 7
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

	Three Months Ended
Statements of income	Mar 31 2018	Mar 31 2017
Revenue	$132,723	$115,209
Cost of sales and depreciation and amortization	(79,916)	(70,417)
Operating income	52,807	44,792
Finance costs, finance income and other expenses	(2,591)	(2,878)
Income tax expense	(17,788)	(14,990)
Net earnings at 100%	32,428	26,924
Earnings of associate at 63.1%	20,462	16,989

Dividends received from associate	$18,932	$24,609

b)	Contingent liability:

The Board of Inland Revenue of Trinidad and Tobago has issued assessments against Atlas in respect of the 2005 to 2011 financial years. All subsequent tax years remain open to assessment. The assessments relate to the pricing arrangements of certain long-term fixed price sales contracts from 2005 to 2019 related to methanol produced by Atlas. Atlas had partial relief from corporation income tax until late July 2014.

The Company has lodged objections to the assessments. Based on the merits of the cases and legal interpretation, management believes its position should be sustained.

6.	Long-term debt:

As at	Mar 31 2018	Dec 31 2017
Unsecured notes
$350 million at 3.25% due December 15, 2019	$348,297	$348,060
$250 million at 5.25% due March 1, 2022	248,172	248,072
$300 million at 4.25% due December 1, 2024	296,961	296,873
$300 million at 5.65% due December 1, 2044	295,178	295,158
	1,188,608	1,188,163
Egypt limited recourse debt facilities	155,213	241,190
Other limited recourse debt facilities	156,830	72,918
Total long-term debt [1]	1,500,651	1,502,271
Less current maturities [1]	(43,383)	(55,905)
	$1,457,268	$1,446,366

[1]	Long-term debt and current maturities are presented net of deferred financing fees.

During the quarter ended March 31, 2018, the Company made repayments of $86.5 million (including $62.5 million as an early repayment of principal) on its Egypt limited recourse debt facilities and $2.1 million on its other limited recourse debt facilities. Other limited recourse debt facilities relates to financing for certain of our ocean going vessels which we own through less than wholly-owned entities under the Company's control. During the quarter ended March 31, 2018, the Company, through a 50% owned entity, issued other limited recourse debt for $86 million ($43 million Methanex share), bearing an interest rate of 5.35% due September 2033. The debt will be used to fund the build of two ocean going vessels.

METHANEX CORPORATION 2018 FIRST QUARTER    PAGE 8
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

The Company maintains a $300 million committed revolving credit facility with a syndicate of highly rated financial institutions that expires in December 2022. Significant covenant and default provisions of the facility include:
a) the obligation to maintain an EBITDA to interest coverage ratio of greater than 2:1 calculated on a four-quarter trailing basis and a debt to capitalization ratio of less than or equal to 55%, both ratios calculated in accordance with definitions in the credit agreement that include adjustments to the limited recourse subsidiaries,
b) a default if payment is accelerated by a creditor on any indebtedness of $50 million or more of the Company and its subsidiaries, except for the limited recourse subsidiaries, and
c) a default if a default occurs that permits a creditor to demand repayment on any other indebtedness of $50 million or more of the Company and its subsidiaries, except for the limited recourse subsidiaries.

The limited recourse debt facilities are described as limited recourse as they are secured only by the assets of the entity that carries the debt. Accordingly, the lenders to the limited recourse debt facilities have no recourse to the Company or its other subsidiaries.

The Egypt limited recourse debt facilities have covenants and default provisions that apply only to the Egypt entity, including restrictions on the incurrence of additional indebtedness and a requirement to fulfill certain conditions before the payment of cash or other shareholder distributions. Since 2015, certain conditions had not been met, resulting in a restriction on shareholder distributions from the Egypt entity. Under amended terms reached in 2017, shareholder distributions are permitted commencing in 2018 if the average gas deliveries over the prior 12 months are greater than 70% of gas nominations. The first $100 million of shareholder distributions must be matched with $100 million of principal repayments on the Egypt limited recourse debt facilities. During the quarter ended March 31, 2018, an early repayment of $62.5 million of principal was made under the amended terms enabling a matching distribution to shareholders. As of March 31, 2018, the Egypt cash balance on a 100% ownership basis was $40 million.

Failure to comply with any of the covenants or default provisions of the long-term debt facilities described above could result in a default under the applicable credit agreement that would allow the lenders to not fund future loan requests, accelerate the due date of the principal and accrued interest on any outstanding loans or restrict the payment of cash or other distributions.

As at March 31, 2018, management believes the Company was in compliance with all significant terms and default provisions related to long-term debt obligations.

7.	Net income per common share:

Diluted net income per common share is calculated by considering the potential dilution that would occur if outstanding stock options and, under certain circumstances, tandem share appreciation rights ("TSARs") were exercised or converted to common shares.

Outstanding TSARs may be settled in cash or common shares at the holder’s option and for purposes of calculating diluted net income per common share, the more dilutive of the cash-settled and equity-settled method is used, regardless of how the plan is accounted for. Accordingly, TSARs that are accounted for using the cash-settled method will require adjustments to the numerator and denominator if the equity-settled method is determined to have a dilutive effect on diluted net income per common share as compared to the cash-settled method. The equity-settled method was more dilutive for the three months ended March 31, 2018, and an adjustment was required for both the numerator and the denominator. For the three months ended March 31, 2017, the cash-settled method was more dilutive and no adjustment was required for the numerator or the denominator.

METHANEX CORPORATION 2018 FIRST QUARTER    PAGE 9
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Stock options and, if calculated using the equity-settled method, TSARs are considered dilutive when the average market price of the Company’s common shares during the period disclosed exceeds the exercise price of the stock option or TSAR. For the three months ended March 31, 2018, both stock options and TSARs were considered dilutive, and for the three months ended March 31, 2017, stock options were considered dilutive, resulting in an adjustment to the denominator in both periods.

A reconciliation of the numerator used for the purpose of calculating diluted net income per common share is as follows:

	Three Months Ended
	Mar 31 2018	Mar 31 2017
Numerator for basic net income per common share	168,683	131,569
Adjustment for the effect of TSARs:
Cash-settled recovery included in net income	1,699	—
Equity-settled expense	(1,776)	—
Numerator for diluted net income per common share	168,606	131,569
A reconciliation of the denominator used for the purposes of calculating diluted net income per common share is as follows:

	Three Months Ended
	Mar 31 2018	Mar 31 2017
Denominator for basic net income per common share	83,698,173	89,786,855
Effect of dilutive stock options	65,926	69,237
Effect of dilutive TSARs	374,976	—
Denominator for diluted net income per common share	84,139,075	89,856,092

8.	Share-based compensation:

a)	Share appreciation rights ("SARs"), TSARs and stock options:

(i)	Outstanding units:

Information regarding units outstanding at March 31, 2018 is as follows:

	SARs		TSARs
(per share amounts in USD)	Number of Units	Weighted Average Exercise Price	Number of Units	Weighted Average Exercise Price
Outstanding at December 31, 2017	1,450,077	$45.11	2,043,495	$46.62
Granted	135,300	54.65	317,900	54.65
Exercised	(193,813)	33.92	(238,624)	37.00
Cancelled	(4,501)	42.67	—	—
Expired	(7,981)	28.74	—	—
Outstanding at March 31, 2018	1,379,082	$47.72	2,122,771	$48.90

	Stock Options
(per share amounts in USD)	Number of Units	Weighted Average Exercise Price
Outstanding at December 31, 2017	262,535	$45.09
Granted	21,900	54.65
Exercised	(15,550)	31.24
Cancelled	(1,600)	42.38
Outstanding at March 31, 2018	267,285	$46.69

METHANEX CORPORATION 2018 FIRST QUARTER    PAGE 10
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

	Units Outstanding at March 31, 2018			Units Exercisable at March 31, 2018
Range of Exercise Prices (per share amounts in USD)	Weighted Average Remaining Contractual Life (Years)	Number of Units Outstanding	Weighted Average Exercise Price	Number of Units Exercisable	Weighted Average Exercise Price
SARs:
$25.97 to $35.51	3.87	416,973	$33.77	299,285	$33.44
$38.24 to $50.17	3.57	393,934	43.10	282,850	40.39
$54.65 to $73.13	4.31	568,175	61.17	432,875	63.21
	3.96	1,379,082	$47.72	1,015,010	$48.07
TSARs:
$25.97 to $35.51	4.12	643,503	$34.02	454,425	$33.79
$38.24 to $50.17	4.52	523,289	45.98	296,471	42.78
$54.65 to $73.13	4.63	955,979	60.52	636,279	63.45
	4.45	2,122,771	$48.90	1,387,175	$49.32
Stock options:
$25.97 to $35.51	3.56	88,500	$33.62	67,864	$33.33
$38.24 to $50.17	3.35	77,760	42.47	59,357	40.09
$54.65 to $73.13	4.24	101,025	61.39	79,125	63.26
	3.76	267,285	$46.69	206,346	$46.75

(ii)	Compensation expense related to SARs and TSARs:

Compensation expense for SARs and TSARs is measured based on their fair value and is recognized over the vesting period. Changes in fair value each period are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value at March 31, 2018 was $61.9 million compared with the recorded liability of $54.7 million. The difference between the fair value and the recorded liability of $7.2 million will be recognized over the weighted average remaining vesting period of approximately 1.8 years. The weighted average fair value was estimated at March 31, 2018 using the Black-Scholes option pricing model.

For the three months ended March 31, 2018, compensation expense related to SARs and TSARs included an expense in cost of sales and operating expenses of $2.5 million (2017 - $9.1 million). This included an expense of $0.1 million (2017 - $6.4 million) related to the effect of the change in the Company’s share price for the three months ended March 31, 2018.

(iii)	Compensation expense related to stock options:

For the three months ended March 31, 2018, compensation expense related to stock options included in cost of sales and operating expenses was $0.1 million (2017 - $0.1 million). The fair value of each stock option grant was estimated on the grant date using the Black-Scholes option pricing model.

METHANEX CORPORATION 2018 FIRST QUARTER    PAGE 11
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

b)	Deferred, restricted and performance share units:

Deferred, restricted and performance share units outstanding at March 31, 2018 are as follows:

	Number of Deferred Share Units	Number of Restricted Share Units	Number of Performance Share Units
Outstanding at December 31, 2017	224,846	20,455	604,895
Granted	6,313	8,700	149,200
Performance factor impact on redemption [1]	—	—	(127,733)
Granted in-lieu of dividends	1,256	166	3,320
Redeemed	—	—	(42,577)
Cancelled	—	—	(5,222)
Outstanding at March 31, 2018	232,415	29,321	581,883

[1]
Performance share units have a feature where the ultimate number of units that vest are adjusted by a performance factor of the original grant as determined by the Company’s total shareholder return in relation to a predetermined target over the period to vesting. These units relate to performance share units redeemed in the quarter ended March 31, 2018.

Compensation expense for deferred, restricted and performance share units is measured at fair value based on the market value of the Company’s common shares and is recognized over the vesting period. Changes in fair value are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units at March 31, 2018 was $58.2 million compared with the recorded liability of $46.8 million. The difference between the fair value and the recorded liability of $11.4 million will be recognized over the weighted average remaining vesting period of approximately 1.6 years.

For the three months ended March 31, 2018, compensation expense related to deferred, restricted and performance share units included in cost of sales and operating expenses was an expense of $3.2 million (2017 - $4.1 million). This included an expense of $2.3 million (2017 - $3.2 million) related to the effect of the change in the Company’s share price for the three months ended March 31, 2018.

9.	Changes in non-cash working capital:

Changes in non-cash working capital for the three months ended March 31, 2018 and 2017 were as follows:

	Three Months Ended
	Mar 31 2018	Mar 31 2017
Changes in non-cash working capital:
Trade and other receivables	$(26,893)	$(13,973)
Inventories	(52,462)	(70,035)
Prepaid expenses	(106)	(2,596)
Trade, other payables and accrued liabilities	29,239	51,671
	(50,222)	(34,933)
Adjustments for items not having a cash effect and working capital changes relating to taxes and interest paid	2,953	(34,424)
Changes in non-cash working capital having a cash effect	$(47,269)	$(69,357)

These changes relate to the following activities:
Operating	$(55,986)	$(64,614)
Financing	5,983	2,356
Investing	2,734	(7,099)
Changes in non-cash working capital	$(47,269)	$(69,357)

The Company has reclassified the presentation of amounts in the comparative figures relating to accrued distributions to non-controlling interests in Changes in non-cash working capital from Operating activities to Financing activities.

METHANEX CORPORATION 2018 FIRST QUARTER    PAGE 12
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

10.Financial instruments:

Financial instruments are either measured at amortized cost or fair value.
In the normal course of business, the Company's assets, liabilities and forecasted transactions, as reported in U.S. dollars, are impacted by various market risks including, but not limited to, natural gas prices and currency exchange rates. The time frame and manner in which the Company manages those risks varies for each item based on the Company's assessment of the risk and the available alternatives for mitigating risks.
The Company uses derivatives as part of its risk management program to mitigate variability associated with changing market values. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated as cash flow hedges. The Company designates as cash flow hedges derivative financial instruments to hedge its risk exposure to fluctuations in natural gas prices and derivative financial instruments to hedge its risk exposure to fluctuations in the euro compared to the U.S. dollar.
The fair value of derivative instruments is determined based on industry-accepted valuation models using market observable inputs and are classified within Level 2 of the fair value hierarchy. The fair value of all of the Company's derivative contracts as presented in the consolidated statements of financial position are determined based on present values and the discount rates used are adjusted for credit risk. The effective portion of the changes in fair value of derivative financial instruments designated as cash flow hedges is recorded in other comprehensive income. The spot element of forward contracts in the hedging relationships is recorded in other comprehensive income as the change in fair value of cash flow hedges. The change in the fair value of the forward element of forward contracts is recorded separately in other comprehensive income as the forward element excluded from the hedging relationships.
Until settled, the fair value of the derivative financial instruments will fluctuate based on changes in commodity prices or foreign currency exchange rates.
Natural gas forward contracts
The Company manages its exposure to changes in natural gas prices for a portion of its North American natural gas requirements by executing a number of fixed price forward contracts.
The Company has entered into forward contracts to manage its exposure to changes in natural gas prices for the Geismar 2 facility which it has designated as cash flow hedges. The Company has also entered into physical forward contracts to manage its exposure to changes in natural gas prices for the Medicine Hat facility over the period to 2022. The Company has designated contracts for the 2021 and 2022 periods as cash flow hedges for its highly probable forecast natural gas purchases in Medicine Hat. Other costs incurred to transport natural gas from the contracted delivery point, either Henry Hub or AECO, to the relevant production facility represent an insignificant portion of the overall underlying risk and are recognized as incurred outside of the hedging relationship.
As at March 31, 2018, the Company had outstanding forward contracts designated as cash flow hedges with a notional amount of $461 million (December 31, 2017 - $473 million) and a negative fair value of $89.4 million (December 31, 2017 - $90.2 million) included in other long-term liabilities.
Euro forward exchange contracts
The Company manages its foreign currency exposure to euro denominated sales by executing a number of forward contracts which it has designated as cash flow hedges for its highly probable forecast euro collections.
As at March 31, 2018, the Company had outstanding forward exchange contracts designated as cash flow hedges to sell a notional amount of 19 million euros (December 31, 2017 - 109 million euros). The euro contracts had a negative fair value of $0.5 million included in current liabilities (December 31, 2017 - $0.8 million).

METHANEX CORPORATION 2018 FIRST QUARTER    PAGE 13
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Fair value
The fair value of the Company’s derivative financial instruments as disclosed above are determined based on Bloomberg quoted market prices and confirmations received from counterparties, which are adjusted for credit risk.
The table below shows the nominal net cash flows for derivative hedging instruments, excluding credit risk adjustments, based upon contracted settlement dates. The amounts reflect the maturity profile of the hedging instruments and are subject to change based on the prevailing market rate at each of the future settlement dates. Financial asset derivative positions are held with investment-grade counterparties and therefore the settlement day risk exposure is considered to be negligible.

	Cash outflows by term to maturity
	1 year or less	1-3 years	3-5 years	More than 5 years	Total
Natural gas forward contracts	(5,785)	(20,184)	(31,222)	(47,425)	$(104,616)
Euro forward exchange contracts	(540)	—	—	—	$(540)
The carrying values of the Company’s financial instruments approximate their fair values, except as follows:

	March 31, 2018
As at	Carrying Value	Fair Value
Long-term debt excluding deferred financing fees	$1,513,177	$1,526,441

Long-term debt consists of limited recourse debt facilities and unsecured notes. There is no publicly traded market for the limited recourse debt facilities. The fair value of the limited recourse debt facilities as disclosed on a recurring basis and categorized as Level 2 within the fair value hierarchy is estimated by reference to current market rates as at the reporting date. The fair value of the unsecured notes disclosed on a recurring basis and also categorized as Level 2 within the fair value hierarchy is estimated using quoted prices and yields as at the reporting date. The fair value of the Company’s long term debt will fluctuate until maturity.

METHANEX CORPORATION 2018 FIRST QUARTER    PAGE 14
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Quarterly History (unaudited)

	Q1 2018	2017	Q4	Q3	Q2	Q1	2016	Q4	Q3	Q2	Q1

METHANOL SALES VOLUME
(thousands of tonnes)

Methanex-produced [1]	1,884	7,229	1,930	1,753	1,790	1,756	6,828	1,750	1,860	1,689	1,529
Purchased methanol	613	2,289	633	757	387	512	1,892	526	411	533	422
Commission sales [1]	321	1,151	289	261	297	304	758	245	205	140	168
	2,818	10,669	2,852	2,771	2,474	2,572	9,478	2,521	2,476	2,362	2,119
METHANOL PRODUCTION
(thousands of tonnes)

New Zealand	487	1,943	558	502	350	533	2,181	536	559	577	509
Geismar (Louisiana, USA)	513	1,935	506	499	437	493	2,055	526	519	527	483
Trinidad (Methanex interest)	459	1,768	466	457	449	396	1,605	455	420	417	313
Egypt (50% interest)	165	534	145	71	159	159	293	96	69	53	75
Medicine Hat (Canada)	153	593	158	158	159	118	488	92	114	123	159
Chile	166	414	109	78	60	167	395	154	68	73	100
	1,943	7,187	1,942	1,765	1,614	1,866	7,017	1,859	1,749	1,770	1,639
AVERAGE REALIZED METHANOL PRICE [2]
($/tonne)	402	337	350	307	327	365	242	278	236	223	230
($/gallon)	1.21	1.01	1.05	0.92	0.98	1.10	0.73	0.84	0.71	0.67	0.69

ADJUSTED EBITDA	306	838	254	143	174	267	287	139	74	38	36

PER SHARE INFORMATION ($ per common share attributable to Methanex shareholders)
Adjusted net income (loss)	2.03	4.71	1.70	0.60	0.85	1.56	(0.17)	0.46	(0.01)	(0.34)	(0.27)
Basic net income (loss)	2.02	3.64	0.81	0.38	0.96	1.47	(0.14)	0.28	(0.12)	(0.03)	(0.26)
Diluted net income (loss)	2.00	3.64	0.81	0.38	0.89	1.46	(0.14)	0.28	(0.12)	(0.08)	(0.26)

[1]
Methanex-produced methanol represents our equity share of volume produced at our facilities and excludes volume marketed on a commission basis related to the 36.9% of the Atlas facility and 50% of the Egypt facility that we do not own. Methanex-produced methanol includes any volume produced by Chile using natural gas supplied from Argentina under a tolling arrangement ("Tolling Volume"). There was 40,000 MT of Tolling Volume produced in the first quarter of 2018 and no Tolling Volume in the other periods presented.

[2]
Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue, but including an amount representing our share of Atlas revenue, divided by the total sales volume of Methanex-produced and purchased methanol, but excluding Tolling Volume.

METHANEX CORPORATION 2018 FIRST QUARTER    PAGE 15
QUARTERLY HISTORY (UNAUDITED)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: April 25, 2018	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel and Corporate Secretary